Pursuant to Rule 424B1;

     (b) Ten copies of each form of prospectus purporting to comply with
Section 10 of the Act, except for documents constituting a prospectus pursuant to Rule 428(a), shall be filed with the Commission in the form in which it is used after the effectiveness of the registration statement and identified as required by paragraph (e); privided, however, that only a form of prospectus that contains substantive changes from or additions to a previously filed prospectus contained in a registration statement and relating solely to securities offered at competitive bidding, which prospectus is intended for use prior to the opening of bids. The 10 copies shall be filed or transmitted for filing as follows:
     (1) A form of prospectus that discloses information previously omitted from the prospectus filed as part of an effective registration statement in reliance upon Rule 430A under the Act shall be filed with the Commission no later that the second business day following the earlier of the date of determination of the offering price or the date it is first used after effectiveness in connection with a public offering or sales, or transmitted by a means reasonably calculated to result in filing with the Commission by that date.


PROSPECTUS

                        THE SEIBELS BRUCE GROUP, INC.
                        1501 LADY STREET (PO BOX 1)
                  COLUMBIA, SOUTH CAROLINA  29201 (29202)


                              500,000 Shares of
                                COMMON STOCK



                         $1.00 Par Value Per Share



        The 1995 Stock Option Plan for Independent Agents (the "1995
Agents Plan") of The Seibels Bruce Group, Inc. (the "Company") described herein offers principals of any independent agencies who have contracted with the Company or its subsidiaries, but who are not directly or indirectly beneficial owners of more than 10% of the Company's Common
Stock, $1.00 par value, (the "Common Stock") and who are not directors or officers of the Company an opportunity to take a proprietary interest in the Company which the Company hopes will stimulate the efforts of agents upon whose efforts the Company is and will be largely dependent for the successful conduct of its business.

        The right to buy, sometime in the future, the Company's Common Stock at a specified exercise price will be granted to certain agents. The agents will then have the "option" of whether or not to exercise the options. The 1995 Agents Plan authorizes the granting of options to purchase an aggregate maximum of 500,000 shares of Common Stock to eligible independent agents of the Company.

        Options will be granted to agents for no cash consideration; the purchase price for shares of Common Stock purchased from the Company upon exercise of the option, will be the fair market value (as defined in the 1995 Stock Option Plan for Independent Agents) of the Common Stock on the date the option is granted. The Common Stock of the Company is traded on the NASDAQ National Market under the symbol "SBIGE." On
November 6, 1996, the last reported sales price of the Common Stock on the NASDAQ National Market was $2-5/16 per share.

   There will be no brokerage commissions or service charges upon the purchase of shares under the 1995 Agents Plan. The Company will bear all other costs of administering the 1995 Agents Plan.

        It is recommended that this Prospectus be retained for future reference. This Prospectus is accompanied by a copy of the Company's 1995 Annual
Report.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               Underwriting, Discounts,
              Price to Public    and  Commissions         Proceeds to Company(1)
              ---------------   ------------------------  --------------------
Per Share     See Footnote(2)        None                            100%
Total         See Footnote(2)        None                            100%


The date of this Prospectus is November 7, 1996.

(1) Before deducting expenses payable by the Company estimated at $1,281,500
(2)The Common Stock of the Company is traded on the NASDAQ National Market under the symbol "SBIGE." The Common Stock is offered to participants in the 1995 Agents Plan at the fair market value (as defined below) of the Common Stock on the date the option is granted. On November 6, 1996, the last reported sales price of the Common Stock on the NASDAQ National Market was $2-5/16 per share.


TABLE OF CONTENTS

AVAILABLE INFORMATION                                                 1
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE                     1
THE COMPANY                                                           3
RISK FACTORS                                                          5
MARKET PRICE AND DIVIDENDS                                            9
DESCRIPTION OF THE 1995 STOCK OPTION PLAN FOR INDEPENDENT AGENTS     10
DESCRIPTION OF CAPITAL STOCK                                         11
USE OF PROCEEDS                                                      13
LEGAL MATTERS                                                        13
EXPERTS                                                              13
ADDITIONAL INFORMATION                                               13


AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning the Company may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549, at prescribed rates. The Company's Common
Stock is listed on the NASDAQ National Market. Reports and other information concerning the Company can be inspected at the offices of the NASDAQ Stock Market, 1735 K Street, NW, Washington, DC 20006-
1506. The Commission also maintains a world wide web site that contains reports, proxy and information statements and other information regarding the Company. The world wide web site address is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The following documents filed with the Commission (File No. 0-
8804) pursuant to Sections 13(a) or 15(d) of the Exchange Act are incorporated herein by reference:

1. The Company's Annual Report on Form 10-K/A-1 for the fiscal year ended December 31, 1995;

2.      The Company's 1995 Annual Report to Shareholders;

3.      The Company's 1996 Notice of Special Meeting of
        Shareholders and Proxy Statement;

4. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996;

5. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996;

6.      The Company's Reports on Form 8-K dated January 19,
        February 2, March 14, and April 8, 1996; and

7.      The Company's 1996 Notice of Annual Meeting of
        Shareholders and Proxy Statement.

        The Company's annual report on Form 10-K/A-1 includes audited financial statements as of December 31, 1995. Unaudited interim financial statements of the Company are contained in the Company's Form 10-Q quarterly reports.

        The information relating to the Company in this Prospectus does not purport to be complete and should be read together with the information in the documents incorporated be reference herein.

        Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Where any document or part thereof is incorporated by reference in this Prospectus and not delivered herewith, the Company will undertake to provide without charge to each person, including any beneficial owner to whom a Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus. Any request for such information should be addressed to the Corporate Secretary, The Seibels Bruce Group, Inc., PO Box 1, Columbia, South Carolina 29202.

        No person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, the information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other that the shares of Common Stock to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus, nor any distribution of securities pursuant hereto shall imply or create an implication that there has been no change in the affairs of the Company or in the information set forth or incorporated be reference herein subsequent to the date hereof.

THE COMPANY

Profile

        The Seibels Bruce Group, Inc. (the "Company") is the parent company of South Carolina Insurance Company ("SCIC") and Seibels Bruce and Company ("SBC") and their wholly-owned subsidiaries. Founded in 1869, the Company performs servicing carrier activities for state and federal insurance facilities. MGA services are also performed for nonaffiliated insurance companies. SCIC consists of a group of multi-line property and casualty insurance companies and associated companies with headquarters in South Carolina and Kentucky. The underwriting activities are primarily conducted in North Carolina, South Carolina, Kentucky, Georgia and Tennessee by offering insurance products through independent insurance agents. During the third quarter of 1996, the South Carolina Department of Insurance gave its approval for SCIC to write risk bearing business in both personal and commercial lines in the southeastern states, not to exceed a "net premiums written to surplus" ratio of one to one during either 1996 or 1997.

Capitalization

     The Company initiated a recapitalization plan in December 1993.
Prior to the plan, operating losses were experienced for several consecutive years as a consequence of unfavorable underwriting experience, wind losses due to Hurricanes Hugo and Andrew and losses developed from environmental and construction defect exposures on the West Coast.
Under the recapitalization plan, a previously outstanding $23 million loan and the accrued interest thereon was purchased from the original holder by new investors (the "Alissa Group"). These new investors then exchanged the note for a new note with a principal balance of $10 million, bearing interest at 8.5%, due June 30, 1994 and secured by 100% of the stock of SCIC. The effect of this transaction for 1993 was a reduction of the loss for the year of $9.2 million, net of taxes ($1.23 per share).

     In accordance with the recapitalization plan, on June 28, 1994, the new note was then canceled and exchanged in a private transaction for 7,000,000 newly issued shares of the Company's common stock. A note for $400,000, representing accrued interest on the new note, was then executed in favor of the new investors. The result of this exchange, which was completed in the second quarter of 1994, was that $1O million was added to the Company's shareholders' equity.

      During the first quarter of 1995, the Company received net proceeds from a Rights Offering (the "Rights Offering") in the amount of $5.1 million. Pursuant to the Rights Offering, each shareholder of record received one Right for each five shares of Common Stock held of record at the close of business on December 9, 1994. The Right allowed the shareholders to purchase shares of Common Stock at a price of $2.40 per share. The gross proceeds were generated from 2,217,152 Rights being exercised. On the date of receipt of the proceeds, the Company made a capital contribution of $5 million to SCIC.

     During the second quarter of 1995, the Alissa Group loaned the Company $2 million. The $2 million was then contributed to SCIC in order to increase its statutory capital. The $2 million note and the $400,000 note became due in May, 1996. In May, 1996, the notes payable to the Alissa Group were liquidated.

     Additional steps taken to protect statutory capital included a decision in the first quarter to cede all auto liability business written in North Carolina to the North Carolina Reinsurance Facility, and in the second quarter of 1995, to non-renew all property business and temporarily suspend all new and renewal activity where the Company retained any net underwriting risk.

     During the fourth quarter of 1995, an investor group (the "Powers Group") signed a letter of intent to acquire 6,250,000 of authorized but unissued shares plus options to purchase a further 6,250,000 shares of the Company in a private transaction at a cost of $1.00 per share, the approximate market price at the time of reaching agreement with the Company. The $6,250,000 proceeds from the investment were deposited into escrow in January, 1996. A special shareholders meeting was to be held during the second quarter of 1996 to approve the issuance and to allow voting rights for the Powers Group in accordance with South Carolina law, which requires approval for stock ownership above a 20% interest in the Company. Upon such approval and the approval of the South Carolina Department of Insurance to write new business, the funds were transferred by the Company from the escrow account and contributed to the statutory capital of SCIC.

      During the first quarter of 1996, the Company issued 1,635,000 shares of authorized but unissued shares and options to purchase a further 1,635,000 shares in a private transaction to a different group of investors (the "Avent Group"). The proceeds of this sale were applied to liquidate the notes payable to the Alissa Group that were due May 1, 1996. The grant of options was subject to shareholder approval of increasing the number of authorized shares the of Company; such approval was granted in the second quarter of 1996.

Fee-generating Activities

     The Company provides services to the South Carolina and North Carolina Reinsurance Facilities, two automobile residual market plans, and the Kentucky Fair Plan, a homeowners' residual market. Additionally, the Company is a major participant in the "Write Your Own" federal flood facility of the National Flood Insurance Program. All servicing functions are performed on a commission basis without any underwriting risk to the Company. Effective in the fourth quarter of 1995, the Company ceased to operate as a servicing carrier for the North Carolina Reinsurance Facility. The auto business previously written in that state and ceded to the Facility continues to be handled in a similar manner but with a change in the Company's compensation. Instead of commission and service income, the Company now receives a reinsurance commission, which is not significant for 1995 or 1996 and is netted against other operating costs and expenses on the income statement. Effective in the fourth quarter of 1996, the Company will cease to provide services to the Kentucky Fair Plan. The impact on overall profitability is not expected to be significant. Ceded premiums written and commission and service income for the facilities in 1995 and 1994 were as follows:


(thousands of dollars)                                   1995                                  1994
                                                                                 Ceded           Commission and          Ceded
                                                                                                       Commission and
Facility                                       Premiums        Service Income          Premiums        Service Income
South Carolina Reinsurance Facility             $62,206              $27,795            $80,073        $39,121
National Flood Insurance Program                 28,576               12,270             29,517        10,898
Kentucky Fair Plan                                6,741                1,143              5,852        987
North Carolina Reinsurance Facility               3,016                1,470              6,513        2,201
                                                --------              --------          --------       -----
            Total                               $102,539              $42,678          $121,955        $53,207


     The ceded premium amounts above represent 94.5% and 92.8% of the Company's total consolidated ceded premiums written during 1995 and 1994, respectively. The commission and service income amounts above represent 86.1 % and 87.7% of the Company's total commission and service income as stated in the consolidated financial statements for 1995 and 1994, respectively. Each of these profit centers has operated profitably over the last three years.

     All of the Company's commercial business was underwritten under an MGA agreement with an unaffiliated insurance company. The Company serviced these policies and claims on a commission basis without any underwriting risk. This agreement became effective May 1, 1993. Commission and service income generated under this agreement was $6.7 million and $7.1 million during 1995 and 1994, respectively, which represents 13.5% and 11.7%, respectively, of the Company's total commission and service income as stated in the consolidated financial statements. With the premium volume and the corresponding expenses involved, the Company did not make a profit through the end of 1995 under the 1993 agreement. The Company undertook significant cost reductions in the last half of 1995 and first half of 1996 and plans further cost reductions for the remainder of 1996 to seek to make this business profitable. Furthermore, an additional MGA agreement was reached with unaffiliated company for personal lines business, and other similar arrangements are planned for the remainder of 1996 in order to seek to enhance revenues within the existing cost structure.

     The Company also assists subagents in providing excess and surplus lines for difficult or unusual risks. This business is placed with non affiliated insurers on a commission basis. Under these arrangements, the Company has varying degrees of underwriting and claims authority.

RISK FACTORS

     Because of the Company's recent operating history, including losses for two of its last three fiscal years, and its financial condition, an investment in the Common Stock is subject to certain investment considerations that should be carefully reviewed prior to determining whether to purchase Common Stock. Further, an investment in the Common Stock must be made pursuant to each investor's evaluation of his, her or its best interests. Potential purchasers should carefully consider the following investment considerations, as well as all the other information set forth in or incorporated into this Prospectus.

Insurance Business Generally

        Insurance involves the transfer of risk from one party (the
"insured") to another party, such as the Company's insurance subsidiaries, (the "insurer"). Premium payments of the insured are made in exchange for the commitment of the insurer to reimburse the insured for specific types of losses under certain circumstances. The insurer in turn uses reinsurance as a mechanism to further spread the consequences of financial loss. Analysis and study of historical and competitive loss history permits the Company to predict its ultimate losses more accurately, thereby enabling it to charge an adequate premium. Adequate product pricing is fundamental to the insurer's continued solvency. The Company is exposed to the risks inherent in an insurance business. See "The Company."

Regulation

     Insurance companies are subject to supervision and regulation in the jurisdictions in which they transact business, and such supervision and regulation relates to numerous aspects of an insurance company's business and financial condition. The primary purpose of such supervision and regulation is the protection of policyholders. The extent of such regulation varies but generally derives from state statutes which delegate regulatory, supervisory and administrative authority to state insurance departments. Accordingly, the state insurance departments have the authority to establish standards of solvency which must be met and maintained by insurers; license insurers and agents; impose limitations on the nature and amount of investments; regulate premium rates; delineate the provisions which insurers must make for current losses and future liabilities; require the deposit of securities for the benefit of policyholders; and approve policy forms. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies.

     Most states have also enacted legislation which regulates insurance holding company systems, including acquisitions, dividends, the terms of surplus notes (debt instruments specific to the insurance industry), the terms of affiliate transactions and other related matters. Three of the Company's insurance subsidiaries are domiciled in the state of South Carolina and are principally regulated by the South Carolina Department of Insurance. The Kentucky Insurance Company ("KIC") is domiciled in Kentucky.

      The insurance industry has received a considerable amount of publicity because of rising insurance costs, a number of high profile insurance company insolvencies and a limited exemption from the provisions of federal anti-trust prohibitions. Changes in the law are being proposed which would bring the insurance industry under the regulation of the Federal government and eliminate current exemptions from anti-trust prohibitions. It is not possible to predict whether, in what form or in which jurisdictions any of these proposals might be adopted, or the effect, if any, on the Company. The National Association of Insurance Commissioners (the "NAIC") has developed and recommended for adoption by the state insurance regulatory authorities various model laws and regulations pertaining to, among other things, capital requirements for the insurance industry members.

     The NAIC has adopted Risk-Based Capital ("RBC") requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, asset and liability matching, loss reserve adequacy, and other business factors. The RBC formula will be used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. Compliance is determined by the ratio of the Company's regulatory total adjusted capital to its authorized control level RBC (as defined by the NAIC). Companies which fall below the authorized RBC level may be required to disclose plans to remedy the situation. As of June 30, 1996, three of the four Company's insurance subsidiaries have ratios of total adjusted capital to RBC that are comfortably in excess of the level which would prompt regulatory action. SCIC currently falls below the required RBC level.

       Insurance companies are required to file detailed annual statements with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time. In addition, these insurance regulators periodically examine the insurer's financial condition, adherence to statutory accounting principles, and compliance with insurance department rules and regulations. South Carolina insurance laws, rather than federal bankruptcy laws, would apply to the liquidation or reorganization of the Company's insurance companies other than KIC. KIC would be governed by Kentucky insurance law.

Financial Condition

     For the year ended December 31, 1995, the Company reported net income of $1,152,000. However, for the years ended December 31, 1994 and 1993, the Company recorded net losses of $19,074,000 and $1,014,000 (after an extraordinary item) respectively. Following several years of operating losses, and a resulting shortfall in statutory capital, the Company suspended underwriting new and renewal personal lines of business in the second quarter of 1995. Having raised sufficient capital and in combination with improved operating results, the Company received authorization from the South Carolina Department of Insurance and resumed underwriting new business during the third quarter of 1996.
Although operating and strategic plans provide for underwriting profitability, there can be no assurance that the Company will achieve this objective, or will not suffer further operating losses.

     The Company has experienced negative cash flows from operations for each of the last three fiscal years, plus the first half of 1996, and expects to continue to experience negative cash flows from operations for the remainder of 1996. The Company invests its cash in bonds and securities, and such instruments are subject to market fluctuations. To the extent that the Company is required to sell marketable securities in order to fund operations, the Company may experience realized losses on its investment portfolio. The Company believes that its cash and short-term investments, which are generally not subject to market fluctuation, will be sufficient to fund such negative cash flows.

      The Company's loss reserves are an estimate at a given point in time of the amount that the Company expects to pay insurance claimants based on the facts and circumstances known at the time. It can be expected that the ultimate liability in each case will differ from such estimates. For each of the three years ended December 31, 1995, 1994, and 1993, the results of operations were affected by reserves from prior years having been deficient in those earlier periods. The impact of the adverse development was $3.4 million in 1995, $17.0 million in 1994, and $10.5 million in 1993. The Company has constantly striven for reserve adequacy, and currently believes that the reserves are sufficient to prevent prior years' losses from adversely affecting future periods. However, establishing reserves remains an estimation process, and there can be no assurance that adverse developments will not occur in the future or that reserves will be adequate to cover actual losses.

Significant Contracts

     The Company derives a substantial portion of its net income from a Servicing Agreement with the South Carolina Reinsurance Facility and the National Flood Insurance Program.. The agreement with the South
Carolina Reinsurance Facility does not expire until September 30, 1999. However, legislative initiatives could potentially lessen the profitability of the business prior to expiration of the contract. The agreement with the National Flood Insurance Program is renewed annually and is conditioned upon the Company meeting reporting requirements and other obligations. Accordingly, there can be no assurance that the Company will continue to benefit form agreements with these programs; or that, if the agreements continue, their terms will be consistent with past agreements.

A.M. Best Rating

     The Company's current A.M. Best rating is a group rating of NA-9 ("Not Assigned - Company Request"). A.M. Best is an independent company which rates insurance companies based on its judgment of factors related to the ability to meet policy holder and other contractual obligations. A low rating would not directly impact the Company's servicing carrier or MGA operations However, the Company's operating prospects may be affected by the lack of a satisfactory A.M. Best rating.

Competition

     All of the areas of business in which the Company engages are highly competitive. The principal methods of competing are service and pricing. Many competing property and casualty companies have available more diversified lines of insurance than the Company's property and casualty insurance group and have substantially greater financial resources. In addition, effective October 1, 1994, the Company received a smaller book of business from the South Carolina Reinsurance Facility due to a competitive bidding process. The Company responds to this competitive environment by constantly updating its policy offerings, improving operating procedures and constantly reviewing expenses. There can be no assurance that the Company's responses to competition will be successful.

Limitation on Net Operating Loss Carry Forwards

     As of December 31, 1995, the Company had unused net operating tax loss carry forwards and capital loss carry forwards of $97.9 million for income tax purposes, all of which have been reserved through valuation allowance for financial reporting purposes. However, due to a "change in ownership" condition that occurred in 1995, the Company's use of the net operating loss carry forwards is subject to limitation in future years to an amount estimated to be in the range of approximately $2.5 million to $3.5 million per year. A future change in ownership resulting from the registration of shares could further limit the utilization of net operating loss carry forwards.

Tax Considerations

     There are various applicable tax consequences associated with an investment in the Common Stock. Each investor is urged to consult with his, her or its own tax advisor concerning the effects of applicable income tax laws and regulations on an investment by him, her or it in the Company and his, her or its individual tax situation. The Company will not seek or receive a ruling from the Internal Revenue Service or a tax opinion as to the tax consequences of an investment in the Common Stock.

Dividends

     The Company is a legal entity separate and distinct from its subsidiaries. As a holding company, the primary sources of cash needed to meet its obligations, including principal and interest payments with respect to indebtedness, are dividends and other statutorily permitted payments from its subsidiaries and affiliates. South Carolina insurance laws and regulations require a domestic insurer such as SCIC, the Company's principal subsidiary, to report any action authorizing distributions to shareholders and material payments from subsidiaries and affiliates at least thirty days prior to distribution or payment except in limited circumstances. Additionally, those laws and regulations provide the South Carolina Department of Insurance with the right to disapprove and prohibit distributions meeting the definition of an "Extraordinary Dividend" under the statutes and regulations. If the ability of SCIC and the Company's other insurance subsidiaries to pay dividends or make other payments to the Company is materially restricted by regulatory requirements, it could affect the Company's ability to service its debt and/or pay dividends. Moreover, no assurance can be given that legislative changes will not result in statutory provisions more restrictive than those currently in effect.

     The ability of the Company to declare and pay cash dividends is dependent upon the ability of SCIC to declare and pay dividends to the Company. SCIC is regulated as to its payment of dividends by the South Carolina Insurance Holding Company Regulatory Act. This Act provides that, without the prior approval of the Chief Insurance Commissioner of the State of South Carolina, dividends within any twelve-month period may not exceed the greater of (i) 10% of SCIC's surplus as regards policyholders as of December 31 of the prior year or (ii) SCIC's statutory net income, not including realized capital gains or losses, for the prior calendar year. Notwithstanding the foregoing, SCIC may not pay any dividend without the prior approval of the Chief Insurance
Commissioner. The Chief Insurance Commissioner has stated that no dividends would be permitted until the financial position of SCIC is materially improved.

     The Company's payment of cash dividends is at the discretion of the Board of Directors, upon approval of the Commissioner, and is based on its earnings, financial condition, capital requirements, and other relevant factors. The Board of Directors does not presently intend to pay any cash dividends in the foreseeable future.

Possible Volatility of Price of Shares of Common Stock

      The market price of the Company's Common Stock has experienced significant volatility over the last four years. Factors such as events resulting in significant claims on policies issued by the Company and its subsidiaries, adjustments in reserves, changes in the value of the Company's investment portfolio, cancellation or amendment of contractual relationships, announcements of technological innovations or new products by the Company or its competitors, governmental regulation, regulatory approvals or developments relating to corporate alliances or patent or proprietary rights may have a significant impact on the market price of the Company's Common Stock. In addition, general market price declines, volatility or share illiquidity in the future could adversely affect the market price of the Company's Common Stock. There can be no assurance that the market price of the Common Stock will not decline after an investor purchases shares, or that following the purchase of the shares of Common Stock, a shareholder will be able to sell shares at a price equal to or greater than the acquisition price. See "Market Price and Dividends."

Shares Eligible for Future Sale

        Future sales of substantial amounts of Common Stock in the public market, or the possibility of such future sales, could adversely affect the market price of the Common Stock. The Company has outstanding a substantial number of unregistered shares of Common Stock, and a substantial number of authorized shares available for future issuance.
The Company may also register shares of Common Stock or grant registration rights in connection with future financings. In addition, certain employees, officers and directors of the Company hold Common Stock and/or options to purchase Common Stock. See "Description of Capital Stock."

MARKET PRICE AND DIVIDENDS

        The following table sets forth the range of high and low sales prices as reported on the NASDAQ National Market. On November 6, 1996, the last reported sales price of the Common Stock on the NASDAQ National
Market was $2-5/16 per share.
                                                High           Low
1996
   First Quarter                                $4             $1-5/8
   Second Quarter                                3-1/8          2-3/8
   Third Quarter                                 2-9/16         2
   Fourth Quarter                                2-11/16        2-5/16
      (through November 6, 1996)

1995
   First Quarter                                $3-1/16        $7/8
   Second Quarter                                1-7/16         3/4
   Third Quarter                                 1-1/32         3/4
   Fourth Quarter                                2-3/16         7/16

1994
   First Quarter                                $2-1/16        $1-1/4
   Second Quarter                                2              1-7/16
   Third Quarter                                 3-1/8          1-3/4
   Fourth Quarter                                3              2-1/4

     There were approximately 2,549 shareholders of record as of November 6, 1996. This number does not include beneficial owners holding shares through nominee or "street" names.

     There have been no dividends declared by the Company during the last three and a half years, and there is not a likelihood that any will be considered during the remainder of 1996. The ability of the Company to declare and pay cash dividends, as well as to pay any debt service, is dependent upon the ability of SCIC to declare and pay dividends to the Company. SCIC is regulated as to its payment of dividends by the South Carolina Insurance Holding Company Regulatory Act (the "Act"). The Company's payment of cash dividends is at the discretion of the Board of Directors based on its earnings, financial condition, capital requirements, and other relevant factors. The Board of Directors does not presently intend to pay any cash dividends in the foreseeable future. See "Risk Factors - Dividends."

DESCRIPTION OF THE 1995 STOCK OPTION PLAN FOR INDEPENDENT AGENTS

Introduction

        On January 30, 1996, the Board of Directors of the Company adopted, subject to shareholder approval, the 1995 Stock Option Plan for Independent Agents (the "1995 Agents Plan"). The 1995 Agents Plan became effective June 15, 1996 after a Special Meeting of Shareholders where the shareholders of the Company gave their approval. The 1995
Agents Plan authorizes the granting of stock options to purchase an aggregate maximum of 500,000 shares of Common Stock to eligible independent agents of the Company. The principal features of the 1995 Agents Plan are summarized below. The summary is qualified by reference to the complete text of the 1995 Agents Plan, which is incorporated by reference.

Eligibility

        Principals of any independent agencies who have contracted with the Company or its subsidiaries, but who are not directly or indirectly beneficial owners of more than 10% of the Common Stock and who are not directors or officers of the Company, are eligible to receive stock options under the 1995 Agents Plan.

Administration

        The 1995 Agents Plan will be administered by a committee from among the Company's management appointed by the Board of Directors (referred to in this section as the "Committee"). The Committee has certain powers vested in it by the terms of the 1995 Agents Plan, including the authority (within the limitations described therein) to interpret the 1995 Agents Plan, to make all determinations necessary for administration of the 1995 Agents Plan, and to adopt and amend rules and regulations relating to the 1995 Agents Plan as it may deem desirable. Any decision of the Committee in the administration of the 1995 Agents Plan will be conclusive and binding.

Award of Options

        Subject to the provisions of the 1995 Agents Plan, the Committee shall have the authority and sole discretion to designate those individuals (from among those eligible) to whom options will be awarded, and determine the manner and condition of exercise as well as the times at which options will be awarded. In making such determinations the Committee may take into account the nature of the services rendered by the respective individuals to whom options may be granted, their present and potential contributions to the Company's success and such other factors as the Committee, in its sole discretion, deems relevant.

        Options may only be exercised if the Optionee has been performing services for the Company from the grant of the option until exercise. Options shall be exercisable at such times as may be specified by the Committee, provided, however, that options may not be exercised after the first to occur of (i) the expiration date of the option, (ii) the Optionee's termination of performing services for the Company for reasons other than disability, retirement or death, (iii) five years from the Optionee's termination of service on account of disability or retirement, or (iv) five years from the Optionee's death.

Transferability of Options

        The rights of an Optionee under the 1995 Agents Plan may not be assigned or transferred except by transfer to a beneficiary upon the death of the Optionee, and upon the death of the beneficiary, by will or the laws of descent and distribution.

Amendment or Termination of the 1995 Agents Plan

        The Board of Directors may amend the 1995 Agents Plan in such respects as it deems advisable or terminate the Plan at any time. No amendment or termination may adversely affect any outstanding options.

Federal Income Tax Consequences of the 1995 Agents Plan

        The 1995 Agents Plan provides for the granting of non-statutory options which do not qualify as incentive stock options under Section 422 of the Code. An Optionee who receives an option will not be deemed to have received any income at the time the option is granted. The Optionee will recognize ordinary income in the year any part of the option is exercised in an amount equal to the difference between the exercise price of the shares purchased and the fair market value of such shares on the exercise date. The Company will be entitled to a tax deduction in an amount equal to the amount of ordinary income recognized by the Optionee. The foregoing discussion of federal income tax aspects is only a summary and based upon interpretations of the existing laws, regulations and rulings which could be materially altered with enactment of any new tax legislation.

DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $1.00, and 5,000,000 shares of Special
Stock, no par value. There were issued and outstanding as of November 6, 1996, 24,647,686 shares of Common Stock, all of which are fully paid and nonassessable. No shares of Special Stock are outstanding. However, the Board of Directors of the Company could, without stockholder approval, issue Special Stock and establish the rights, privileges, and preferences thereof, including, but not limited to, dividend rights, convertibility features, redemption rates and prices, liquidation preferences, and voting rights. Such issuance could adversely affect the rights of the holders of shares of the Company's Common Stock.

Dividend Rights

        Holders of the Common Stock and Special Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of the assets of the Company which are by law available therefor. However, the Board of Directors could decide upon issuing Special Stock, that no dividends will be paid on Common Stock if dividends in full on all shares of Special Stock to which the holders thereof are entitled shall not have been paid or declared and set apart for payment.

Voting Rights

        Holders of shares of the Common Stock are entitled to one vote per share and, subject to the voting rights, if any, of holders of Special Stock which may hereafter be issued, have the exclusive right to receive notice of shareholders' meetings and to vote thereat.

Limitation of Liability of Directors and Indemnification

     Section Six of Article Eight of the Company's By-laws limits the liability of its directors to the fullest extent that the General
Corporation Law of the State of South Carolina permits.

Existing Antitakeover Provisions

South Carolina Control Share Acquisitions Act. The Company is subject to the CSAA, which is intended to render it more difficult or to discourage an attempt to obtain control of the Company by merger, tender offer, proxy contest or otherwise.

South Carolina Business Combination Statute. South Carolina law regulates business combinations such as mergers, consolidations and asset purchases where the business acquired was, or the assets belonged to, a public corporation, such as the Company, and where the acquirer became an Interested Shareholder (as defined below) of the public corporation before a majority of the disinterested members of the Board of Directors of the public corporation approved either (i) the purchase resulting in such acquirer becoming an Interested Shareholder or (ii) the business combination. In the context of this law, an "Interested Shareholder" is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting stock of the public corporation, and a "disinterested" board member is a person who is neither a present nor a former officer or employee of the corporation. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions.
It does not apply to corporations whose Articles of Incorporation contain a provision electing not to be covered by the law. The Company's Articles of Incorporation do not contain such a provision.

        The law prohibits business combinations with an unapproved Interested Shareholder for a period of two years after the date on which the person became an Interested Shareholder and requires that any business combination with an unapproved Interested Shareholder after such two-year period be approved by a majority vote of outstanding shares held by persons other than the Interested Shareholder or, alternatively, meet certain requirements that other shareholders receive at least a specified price for their shares.

Supermajority Voting Requirements.  Article 9(k) of the Company's
Articles of Incorporation requires a special vote of the shareholders to approve certain transactions, including, among other things, a merger or the sale, lease or exchange of substantially all of the assets (as therein defined) of the Company, with any shareholder owning at least 10% of the Company's equity securities. The approval of such transactions requires the affirmative vote of at least 80% of the holders of each class of equity securities of the Company entitled to vote thereon. The requirement of an 80% shareholder vote does not apply, however, to transactions approved by at least 75% of all the members of the Board of Directors. If such approval by the Board of Directors is obtained, the transaction generally would require approval by the holders of a majority of the outstanding shares entitled to vote, or as otherwise established by law.

        The Company's Articles of Incorporation further provide that Article 9(k) may not be amended, altered or repealed without the approval of the holders of 80% of the Company's shareholders unless 75% of the Board of Directors approves such a change, in which case approval by the holders of 66-2/3% of the Common Stock is required.

Classified Board of Directors; Removal of Directors. The Company's Articles of Incorporation provide for the division of the Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the members of the Board of Directors are elected each year.

        Pursuant to the Company's Articles of Incorporation, directors may be removed without cause by the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors at a meeting called for that purpose at which 80% of the shares entitled to vote are represented. Directors may be removed for cause by the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors at a meeting called for that purpose at which a majority of the shares issued, outstanding and entitled to vote are represented.
Under South Carolina law, a director of the Company may not be removed from the Board of Directors if the number of votes sufficient to elect such director is voted against his removal.

        The classified Board and director removal provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. In addition, the classified Board and director removal provisions could delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years, unless they can obtain the affirmative vote of the holders of a majority of the shares at a meeting at which eighty percent (80%) of the shares are present in person or represented by proxy, or they can show cause and obtain the affirmative vote of the holders of a majority of the shares at a meeting at which a majority is present or represented.

Liquidation Rights

        In the event of liquidation of the Company, holders of the Company's Common Stock are entitled to share pro rata the net assets remaining after the payment of all amounts due creditors and such amounts, if any, as may be due to holders of any Special Stock then outstanding.

Preemptive Rights

        No holder of any of the Common Stock or Special Stock of the Company is entitled, as of right, to purchase or subscribe for any unissued shares of any class, or additional shares of any class, to be issued by reason of any increase of the authorized capital stock of the Company of any class, or bonds, certificates of indebtedness, debentures, or other securities convertible into shares of the Company or carrying any right to purchase shares of any class. Any such unissued shares, or other securities convertible into shares or carrying any right to purchase shares, may be issued and disposed of, to such persons, firms, corporations, or associations and upon such terms as may be deemed advisable by the Board of Directors.

Transfer Agent and Registrar

        American Stock Transfer and Trust Company is the transfer agent and registrar for the Common Stock.

USE OF PROCEEDS

        Company will receive no cash proceeds from the granting of the Options. The proceeds to the Company from sales of Common Stock upon exercise of the Options granted pursuant to the 1995 Agents Plan will be used for general corporate purposes, including investment in and advances to the Company's subsidiaries.

LEGAL MATTERS

        Certain legal matters in connection with the registration and potential offering of the Shares have been passed upon for the Company by John C. West, Jr., PA, 1111 Broad Street, Post Office Box 661, Camden,
South Carolina 29020. John C. West, Jr. is the sole owner of John C. West, Jr., PA and as of November 6, 1996, owns 13,300 shares of Common Stock. John C. West, Jr. is the son of John C. West who is presently the Chairman of the Company's Board of Directors.

EXPERTS

        The financial statements and schedules of the Company as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference herein in reliance upon the reports of Arthur Andersen LLP, independent public accountants, and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

        The Company has filed with the Commission a Registration Statement on Form S-2 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of its Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. The statements contained in this Prospectus concerning the contents of any contract or other document referred to are not necessarily complete. Where such contract or other document is an exhibit to the Registration Statement, each statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof.

        This Prospectus is accompanied by the Company's latest Annual Report to shareholders.